UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 1-8061

FREQUENCY ELECTRONICS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

Frequency Electronics, Inc.
55 Charles Lindbergh Blvd., Mitchel Field, NY 11553

(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive offices)

Registrant's telephone number, including area code (516) 794-4500

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Alan Miller
Chief Financial Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchel Field, NY 11553

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

YEAR ENDED DECEMBER 31, 2009

CONTENTS

		Page
a) FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firms		3

Statements of Net Assets Available for Benefits		4

Statement of Changes in Net Assets Available for Benefits		5

Notes to Financial Statements		6 - 12

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)		13 – 14

Schedule H, Line 4j; Schedule of Reportable Transactions		15

b) EXHIBITS:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm	16

Exhibit 99.1	Certification of Chief Executive Officer and
	Chief Financial Officer	17

Exhibit 99.2	Certification by a Trustee of the Plan	18

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
FREQUENCY ELECTRONICS, INC.
Registrant

By: /s/ Alan L. Miller
Alan L. Miller
Treasurer and Chief Financial Officer

Dated: June 16, 2010

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frequency Electronics, Inc. 401(k) Savings Plan
(Name of Plan)

Date: June 16, 2010	By:

/s/Robert Klomp
Robert Klomp, Trustee

/s/Markus Hechler
Markus Hechler, Trustee

/s/Marvin Meirs
Marvin Meirs, Trustee

Report of Independent Registered Public Accounting Firm

To the Trustees of
Frequency Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Frequency Electronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets as of December 31, 2009 and reportable transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/EISNER LLP
EISNER LLP

New York, New York
June 16, 2010

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

ASSETS:
Cash	$833	$833
Investments, at Fair Value	13,100,601	9,952,358
Loans Receivable from Participants	491,407	565,492
Contribution Receivable – Participant	19,620	25,837
Total Assets	13,612,461	10,544,520
LIABILITIES:
Excess Participant Contributions Payable	19,612	0

Net Assets Available for Benefits at Fair Value	13,592,849	10,544,520

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(26,495)	171,166

Net Assets Available for Benefits	$13,566,354	$10,715,686

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS (REDUCTIONS):
Additions (Reductions) to net assets attributed to:

Contributions:
Participant contributions	$1,028,696
Less accrued excess contributions	(19,612)
Employer contributions	303,833
Total Contributions	1,312,917
Investment Income (Loss):
Net appreciation in fair value of investments	2,397,789
Decrease in Contract Value for Fully
Benefit-Responsive Investment Contract	(197,661)
Interest	35,894
Dividends	109,922
Net Investment Income	2,345,944
Net Additions	3,658,861

DEDUCTIONS:
Benefits paid to participants	806,377
Administrative expenses	1,816
Total Deductions	808,193

NET INCREASE	2,850,668

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	10,715,686

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$13,566,354

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

1.	Plan Description

The following description of the Frequency Electronics, Inc. (the "Company" or the “Employer”) 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan, adopted on January 1, 1985, is a defined contribution savings plan qualified under Section 401(a) of the Internal Revenue Code covering employees of the Company who have completed six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration – The custodian and record keeper of the Plan is Principal Retirement Group “Principal”.  Investment options for participants in the Plan are accounts offered by Principal.  Principal holds the Plan’s investment in Frequency Electronics, Inc. common stock.

Contributions - Each year, participants may contribute a portion of their pretax annual compensation, as defined by the Plan, subject to certain limitations imposed by the Internal Revenue Code (the “Code”).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions up to $5,500 for 2009 and $5,000 for 2008.  Participants may also rollover amounts representing distributions from other qualified benefit plans.  The Company may make matching contributions, as defined by the Plan.  Company contributions, if any, may consist of cash or qualifying employer securities.  During the year ended December 31, 2009, Company contributions were made in the form of Company stock.  Through June 2009, the Company contributed 100 percent of the first 3 percent of base compensation that a participant contributed to the Plan, not to exceed a maximum of $2,500.  Additionally, the Company contributed $250 on behalf of each eligible participant, regardless of the participant’s contribution, if any.  The maximum Company contribution was $2,750 per participant up to June 30, 2009.  After that date, the Company’s contribution was reduced whereby the $250 Company contribution was eliminated and the maximum annual matching contribution became $1,250.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.  Allocations of Plan earnings are made to each participant's account based upon participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service.  Participants vest 20 percent after two years of service and 20 percent each year thereafter.  A participant is 100 percent vested after six years of credited service.

Participant loans - Loans are permitted against a participant's contributory account balance.  Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's contributory account balance.  The loans are secured by the balance in the participant's account and bear interest at rates that range from 4 percent to 10.25 percent.  Principal and interest are paid ratably through payroll deductions.

Payment of benefits - A participant may elect to receive the value of the vested interest in his or her account upon termination of service due to death, disability or retirement.  An employee who became a participant on or after January 1, 1998, will generally receive their benefit as a lump-sum distribution.  An employee who became a participant prior to January 1, 1998, will generally receive their benefit, unless otherwise elected, as a Qualified Joint and Survivor Annuity, if the participant is married, or as a life annuity, if unmarried.  Participants who elect not to receive the annuity form of payment, may elect to receive a lump-sum distribution or a distribution in substantially equal monthly, quarterly, semi-annual or annual installments, (over a term that does not extend beyond the participant's or designated beneficiary's actuarial life expectancy).

Forfeited accounts - During the year ended December 31, 2009, forfeitures of non-vested accounts totaled $19,094 and forfeited non-vested accounts had investment earnings of $17,204 including $9,750 related to the accumulated forfeited balance at January 1, 2009.  At December 31, 2009 and 2008, forfeited non-vested accounts, including earnings and losses thereon, totaled $26,548 and $37,380, respectively.  These accounts may be used to pay administrative costs of the Plan.  Any such accounts not used to pay administrative costs will be reallocated to participants in the same manner as employer contributions.  During 2009, the plan reallocated to participants an aggregate of $47,130 from prior year forfeitures.

Plan expenses - Expenses associated with administering the Plan are generally paid by the Company.  Certain participant-specific expenses may be paid by the Plan or assessed against such Participant as provided in the service and expense agreement.

2.	Summary of Significant Accounting Polices

Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment valuation and income recognition - The Plan's investments are stated at fair value based upon quoted market prices, except for the Union Bond & Trust Company Principal Stable Value Fund (“Stable Value Fund”) which includes fully benefit-responsive investment contracts valued at contract value.  Participant loans are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recognized in the period earned.  Dividends are recorded on the ex-dividend date.  Gains and losses on the sales of investments are recognized when realized, while unrealized gains and losses are recognized daily based on fluctuations in market value.  Realized and unrealized gains and losses are netted in the financial statements.

Frequency Electronics, Inc. Common Stock Fund - The Frequency Electronics, Inc. Common Stock Fund is a nonparticipant directed fund.  All employer matching contributions that were made prior to January 1, 1990 and subsequent to January 1, 2001 are in the form of Frequency Electronics, Inc. common stock.  This stock is valued at the last sale price on the NASDAQ on the last business day of the year.  Frequency Electronics, Inc. common stock approximated $1,905,000 (14%) and $935,000 (9%) of net assets available for benefits at December 31, 2009 and 2008, respectively.

Information about the significant components of the change in net assets related to the shares of common stock of the Company (nonparticipant-directed investment) during the year ended December 31, 2009 is as follows:

Balance, January 1, 2009	$934,534
Employer Contributions Received During 2009	303,833
Net Appreciation in Fair Value of Investments	741,642
Distributions, net	(75,038)
Balance, December 31, 2009	$1,904,971

Payment of benefits - Benefits are recorded when paid.

New Accounting Pronouncements  In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC”) 105 “Generally Accepted Accounting Principles which became effective for financial statements issued for periods ending after September 15, 2009.  ASC 105-10 establishes the Accounting Standards Codification as the source of authoritative generally accepted accounting principles in the United States of America (“GAAP”) recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (“ASU”). The Codification did not affect the accounting policies followed by the Plan or the existing GAAP.

In May 2009, the FASB amended ASC 855, “Subsequent Events” (“ASC855”), effective for reporting periods ending after June 15, 2009, to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  The Plan’s management evaluated subsequent events through June 16, 2010, the date on which the financial statements were issued and no additional disclosures were required.

In January 2010, the FASB issued new accounting guidance for Fair Value Measurements and Disclosures and Improving Disclosures about Fair Value Measurements.  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 and describe the reasons for the transfers, disclosure on a gross basis of purchases, sales, issuances and settlements within Level 3, and disclosures by class of assets and liabilities.  The new disclosures and clarifications of existing disclosures are effective for financial statements issued interim or annual financial reporting periods ending after December 15, 2009 with an exception for the reconciliation disclosures for Level 3, which are effective for fiscal years interim or annual financial reporting periods ending after December 15, 2010.  The adoption of the new accounting standards is not expected to have a material impact on the Plan’s financial statements or disclosures.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2009:

Union Bond & Trust Company Principal Stable Value Fund; 231,252 share	$3,947,575
Principal Global Investors Large Cap S&P 500 Index R3 Fund; 247,560 shares	$1,928,490
Capital Research and Management Co Growth Fund of America R3 Fund; 30,049 shares	$809,220
Principal Global Investors Bond & Mortgage Securities R3 Fund, 77,597 shares	$745,702
Principal Management Lifetime 2030 R3 Fund, 72,721 shares	$741,755
Frequency Electronics, Inc. Common Stock; 370,617 shares	$1,904,971

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2008:

Union Bond & Trust Company Principal Stable Value Fund; 220,144 shares	$3,495,117
Principal Global Investors Large Cap S&P 500 Index R3 Fund; 250,706 shares	$1,576,940
Capital Research and Management Co Growth Fund of America R3 Fund; 31,978 shares	$645,957
Frequency Electronics, Inc. Common Stock; 323,760 shares	$934,534

4.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted accounting guidance under ASC 820 which establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Frequency Electronics, Inc. Common Stock:  Valued at the closing price reported on the NASDAQ Global Market on which the securities are traded.

Mutual funds:  Valued at quoted market prices as reported on the active market on which the individual funds are traded.

Participant loans:  Valued at cost plus accrued interest which approximates fair value.

Stable Value Fund:  Fair value is determined by measuring the market value of its underlying investments.  The fund contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable level 1 and level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds	$7,248,055			$7,248,055
Frequency Electronics, Inc.
Common Stock	1,904,971			1,904,971
Stable Value Fund		$3,947,575		3,947,575
Investments, at Fair Value	9,153,026	3,947,575	-	13,100,601
Participant Loans			$491,407	491,407
Assets at Fair Value	$9,153,026	$3,947,575	$491,407	$13,592,008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$5,522,707			$5,522,707
Frequency Electronics, Inc.
Common Stock	934,534			934,534
Stable Value Fund		$3,495,117		3,495,117
Investments, at Fair Value	6,457,241	3,495,117	-	9,952,358
Participant Loans			$565,492	565,492
Assets at Fair Value	$6,457,241	$3,495,117	$565,492	$10,517,850

Level 3 Changes
The change in fair value of Participant Loans (level 3 assets) is due solely to issuance of new loans, repayments less accrued interest and deemed distributions to participants who were terminated during the year prior to repayment of their loan.  The Participant Loans did not record any gains or losses, whether realized or unrealized.  The components of changes in loan balances for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Beginning balance, January 1	$565,492	$483,059
New loans	178,253	262,105
Repayment of principal	(194,924)	(167,767)
Deemed distributions	(57,414)	(11,905)
Ending balance, December 31	$491,407	$565,492

5.  Investment Contract with Insurance Company

Accounting guidance provided in ASC 962, formerly known as Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Stable Value Fund’s net assets include Guaranteed Investment Contracts (GIC) which are fully benefit-responsive and are accounted for on their contract value basis.  These contracts include both conventional and synthetic GICs.  Conventional GICS are issued by insurance companies and are primarily non-participating.  Synthetic investment contracts or wrap contracts, issued by insurance companies or banks, are primarily participating and do not absorb any loss for credit defaults in an underlying portfolio.  Market value events may limit the ability of the Stable Value Fund to transact at contract value with the issues.  As required by ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the Stable Value Fund with an adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  At December 31, 2009, the Plan’s investment in the Stable Value Fund at fair value exceeded the contract value by approximately $26,000.  At December 31, 2008 the Stable Value Fund contract value exceeded its fair value by approximately $171,000. The average yield of the Stable Value Fund, based on actual earnings were 1.81% and 3.54%, respectively, for the years ended December 31, 2009 and 2008.  For the same periods, the yield based on interest rates credited to Participants were 1.80% and 3.58%, respectively.

6.        Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 9, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Code.  This new determination letter was obtained as a result of Plan amendments which were adopted in 2007 to conform the Plan to recent legislative changes.

7.        Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.  In the event of Plan termination, participants will become 100 percent vested in their employer contributions.

8.        Parties in Interest/Related Party Transactions

The Plan's investments include shares of common stock issued by the Plan Sponsor, Frequency Electronics, Inc.  Investment in Frequency Electronics, Inc. common stock is permitted under the provisions of the Plan.

Principal Financial Group - Certain plan investments are shares of pooled separate accounts managed by Principal Financial Group.  Principal is the custodian and record keeper as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.  Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value.  Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

9.        Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issues and changes in interest rates.

10.  Excess Contribution Payable

For the year ended December 31, 2009, the Plan did not meet the test for highly compensated employees under IRC Sections 401(k) and 401(m).  The excess contribution in the amount of $19,612 for the year ended December 31, 2009 was returned to the participants in February 2010.

11.  Noncompliance with Plan Terms

For the year ended December 31, 2009, the Plan was not in compliance with certain participant contribution requirements per the Plan document, which resulted in incorrect withholding of contributions.  The Plan Sponsor is in the process of correcting this error.

12.      Reconciliation to Form 5500

The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from the adjustment of investment contracts from fair value to contract value in accordance with the FSP.

The following is a reconciliation of the changes in net assets available for benefits during the year ended December 31, 2009:

Changes in Net Assets Available for Benefits per Form 5500	$3,067,941
Excess Participant Contribution, accrued	(19,612)
Decrease in Contract Value Adjustment,	(197,661)
Changes in Net Assets Available for Benefits per financial statements	$2,850,668

The following is a reconciliation of net assets available for benefits at December 31, 2009 and 2008:

	2009	2008
Net Assets per Form 5500	$13,612,461	$10,544,520
Contract Value Adjustment, current year	(26,495)	171,166
Excess Participant Contribution, accrued	(19,612)	-
Net Assets Available for Benefits per financial statements	$13,566,354	$10,715,686

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – PN 003; EIN 11-1986657; FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or			Current
	similar party	Description of investment	Cost	Value

*	Union Bond & Trust Company Principal Stable Value Fund	Common / Collective Trust		$3,947,575

*	Principal Global Investors Smallcap Value R3 Fund	Interest in registered investment company.		357,391

*	Principal Global Investors Diversified International R3 Fund	Interest in registered investment company.		423,147

*	Principal Global Investors International Emerging Markets R3 Fund	Interest in registered investment company.		438,888

*	Principal Global Investors LargeCap S&P 500 Index R3 Fund	Interest in registered investment company.		1,928,490

	Allianz NFJ Dividend Value Fund	Interest in registered investment company.		139,186

	Columbia Management Advisors MidCap Value A Fund	Interest in registered investment company.		207,645

*	Edge Asset Management Government & HQ Bond R3 Fund	Interest in registered investment company.		381,406

*	Principal Global Investors Bond and Mortgage Securities R3 Fund	Interest in registered investment company.		745,702
				,
	Turner Investment Partners MidCap Growth III R3 Fund	Interest in registered investment company.		221,413

*	Principal Global Investors LifeTime 2010 R3 Fund	Interest in registered investment company.		74,419

*	Principal Global Investors LifeTime 2020 R3 Fund	Interest in registered investment company.		310,939

*	Principal Global Investors LifeTime 2030 R3 Fund	Interest in registered investment company.		741,755

*	Principal Global Investors LifeTime 2040 R3 Fund	Interest in registered investment company.		55,291

*	Principal Global Investors LifeTime 2050 R3 Fund	Interest in registered investment company.		104,049

	Capital Research and Mgmt Growth Fund of America R3 Fund	Interest in registered investment companies.		809,220

*	Principal Global Investor Life Time Strategic Income R3 Fund	Interest in registered investment companies		51,724

	Columbus Circle Investors Large Cap Growth AdvPr Fund	Interest in registered investment companies		23,937

	T. Rowe Price LargeCap Blend II R3 Fund	Interest in registered investment companies		12,802

	Neuberger Berman Mgmt Inc. Partners Advisory Fund	Interest in registered investment companies		127,632

	Alliance Bernstein LP Smallcap Growth I R3 Fund	Interest in registered investment companies		31,804

*	Principal Global Investors MidCap S&P 400 Index R3 Fund	Interest in registered investment companies		44,479

*	Principal Global Investors SmallCap S&P 600 Index R3 Fund	Interest in registered investment companies		16,736

*	Frequency Electronics, Inc. Common Stock	Common stock of Frequency Electronics, Inc Par value $1.00.	$3,039,439	1,904,971
				$13,100,601
*	Participant loans	Loans to plan participants. Various maturity dates through March 2019 with interest at prevailing commercial rates (4.0% -10.25%) and secured by the participants vested account balance.	$-	$491,407

	* Denotes party in interest.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j – PN 003: EIN 11-1986657; FORM 5500

SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2009

DESCRIPTION OF ASSET	Total Number of Purchases	Total Number of Sales	Total Value of Purchases	Total Value of Sales	Net Gain/(Loss)
Stable Value Fund	164		$1,455,464		$0
Stable Value Fund		143		$1,271,262	70,594
Intl Emerg Mkts AdvPr Fund	133		411,891		0
Intl Emerg Mkts AdvPr Fund		49		473,535	(186,861)
Frequency Electronics, Inc.	84		414,517		0
Frequency Electronics, Inc.		95		226,416	40,693